Exhibit 1.01
CONFLICT MINERALS REPORT OF PHILIP MORRIS INTERNATIONAL INC. FOR THE YEAR ENDED DECEMBER 31, 20221
INTRODUCTION
Philip Morris International Inc., a Virginia holding company, was incorporated in 1987. Our subsidiaries and affiliates and their licensees are engaged in the manufacture and sale of cigarettes, other tobacco products and other nicotine-containing products, including reduced-risk products2. We operate in markets primarily outside of the United States of America, with manufacturing and sales facilities in various locations around the world.
This Conflict Minerals Report (the “Report”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1 to December 31, 2022.
Conflict Minerals are defined by the Securities and Exchange Commission (the “SEC”) as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively, the “3TGs”). During the reporting period, we contracted to manufacture the following products within the meaning of Rule 13p-1:
•Platform 1 – a precisely controlled heating device incorporating our IQOS HeatControl Technology, commercialized under the IQOS brand name, into which a specially designed and proprietary tobacco unit is inserted and heated to create an aerosol, as well as IQOS ILUMA, a precisely controlled heating device which relies on using induction instead of heating a blade, and also includes related accessories and parts;
•Platform 4 – includes battery powered e-vapor products that produce an aerosol by vaporizing a nicotine-containing liquid solution. In 2022, our e-vapor products comprised devices with our e-vapor mesh technology designed to ensure the consistency and quality of the generated aerosol compared to the products with the “coil and wick” technology.  In 2022, our e-vapor mesh technology products were commercialized using the IQOS VEEV or VEEV brand names; and
•Breelib – an inhalation system designed to nebulize a proprietary inhalation solution and which is being commercialized by our Wellness and Healthcare business segment.
In this report, we refer to Platform 1, Platform 4 and Breelib products as “Covered Products.”
In 2022, we sourced our Covered Products from eight direct suppliers (the “Direct Suppliers”). The electronic components of the Covered Products contain one or more 3TGs. The 3TGs used in the Covered Products are necessary for the functionality or production of the Covered Products.
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1 In this report, “PMI,” “Company,” “we,” “us,” and “our” refers to Philip Morris International Inc. and its subsidiaries. Trademarks and science marks in this report are the intellectual property of, or licensed by, the subsidiaries of Philip Morris International Inc. and are italicized.
2 Reduced-risk products (“RRPs”) is the term PMI uses to refer to products that present, are likely to present, or have the potential to present less risk of harm to smokers who switch to these products versus continuing smoking.  PMI has a range of RRPs in various stages of development, scientific assessment and commercialization. MI’s RRPs are smoke-free products that contain and/or generate far lower quantities of harmful and potentially harmful constituents than found in cigarette smoke.

We have implemented policies, procedures and due diligence processes to determine whether any of the 3TGs contained in the Covered Products are sourced from the Democratic Republic of the Congo (“DRC”) or any of its adjoining countries (“Covered Countries”), and contribute to the financing of armed conflict in the region. In order to support the economic activity in the region, we have communicated to our Direct Suppliers that we do not discourage them from sourcing 3TGs from the Covered Countries under our Conflict Minerals Policy (also referred to in this report as the “Policy”), so long as they are sourced in accordance with our Responsible Sourcing Principles (“RSP”) and the OECD Due Diligence Guidance.
We are far removed from the sources of ores from which the 3TGs contained in the Covered Products are procured, and the smelters and refiners that process those ores (“SORs”). Therefore, the efforts to identify the countries of origin for 3TGs that may be used in the Covered Products reflect both (i) our downstream position in the supply chain3; and (ii) the applicable OECD Guidance (as defined below).

DUE DILIGENCE MEASURES
A.Design of Our Due Diligence Measures

In 2022, our Conflict Minerals due diligence processes were performed in line with the internationally recognized due diligence framework provided by the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), as applicable for 3TGs and downstream companies (as the term “downstream companies” is defined in the OECD Guidance)4. As described below, our due diligence measures in relation to Covered Products included:
1.Establishing a process managed by members of management, including a dedicated cross-functional team for carrying out Conflict Minerals supply chain due diligence and reporting compliance (the “Conflict Minerals Team”);
2.Identifying and assessing Conflict Minerals risks in our supply chain;
3.Engaging with our Direct Suppliers requesting their compliance to our RSP and encouraging them to invite their value chain partners to join RMI platform;
4.Designing and implementing strategies to respond to Conflict Minerals risks to the extent identified;
5.Encouraging the reliance by our Direct Suppliers on an independent third-party audit protocol for assessing the due diligence practices of SORs relevant to Covered Products; and
6.Reporting annually on PMI supply chain due diligence measures.
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3 As a result of our downstream position in the supply chain, our due diligence processes involve PMI seeking data from our Direct Suppliers and those suppliers seeking similar information in their respective supply chains to identify the original sources of the applicable Conflict Minerals. We also rely, to a large extent, on information collected and provided by third-party validation programs. Because our diligence processes rely on information provided by third parties, they may yield inaccurate or incomplete information.
4 “Downstream companies” include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers and retailers.

B. Due Diligence Program Elements

1.Processes Implemented by Company Management

Conflict Minerals Policy

We have a Conflict Minerals Policy which is communicated to our Direct Suppliers to help achieve responsible sourcing of 3TGs in our supply chain. We are committed to operating with integrity and are focused on the responsible sourcing of 3TGs. Our Policy, which is reviewed annually by the Conflict Minerals Team, is attached to this Report as Appendix A, and is also publicly available on our website at: http://www.pmi.com/our-views-and-standards/standards/transparency.

Internal Team

Under the oversight of our Senior Vice President, Operations, our Conflict Minerals Team is comprised by representatives from our operations, finance and legal functions. The Conflict Minerals Team has the overall responsibility for developing and implementing our Conflict Minerals compliance strategy, as well as for reviewing the ongoing progress and effectiveness of the Conflict Minerals reporting. In addition, from time-to time, this cross-functional team engages with specialists in other functions throughout PMI to review and analyze the information relevant to PMI’s Conflict Minerals due diligence processes and reporting, and to update our due diligence process in order to improve our Direct Suppliers’ performance, where necessary.
As part of our organizational framework, our Product Compliance Team, which is part of the Life Sciences Department reporting to our Chief Life Sciences Officer, also verifies ingredients and materials used in the direct materials for our Covered Products. Any Conflict Minerals reporting and compliance matters that arise during this verification process are analyzed and addressed by the Conflict Minerals Team.
Our senior management and our Board of Directors are informed of the results of our due diligence efforts, supply chain integrity and relationships with our Direct Suppliers.

Supply Chain Transparency Framework

To support PMI’s Conflict Minerals compliance program, PMI’s supply chain transparency framework combines internal activities, collaboration with our Direct Suppliers and reliance on the information published by industry programs such as the Responsible Minerals Initiative (the “RMI”). The RMI is a global, non-governmental organization that was founded in 2008 by members of the Responsible Business Alliance (the “RBA”) and the Global e-Sustainability Initiative. It is comprised by over 400 companies and associations from over ten industries. The RMI focuses on the responsible sourcing of minerals and develops best practices and services to support such responsible minerals sourcing. We joined the RBA in January of 2021. As part of our Conflict Minerals due diligence processes, we required our Direct Suppliers to use RMI’s Conflict Minerals Reporting Template (“CMRT”) to collect and retain the necessary information on the chain of custody of the 3TGs contained in the parts of the Covered Products that they respectively supplied to us, including information about the SORs from which those 3TGs were sourced. The CMRT is generally regarded as the most widely-used standard form to collect information about Conflict Minerals through the supply chain.

Supplier Engagement and Other Compliance Efforts

Our Direct Supplier arrangements also include Conflict Minerals-related provisions that: (i) are consistent with our Conflict Minerals Policy, (ii) require our Direct Suppliers to comply with our due diligence requests; and (iii) encourage our Direct Suppliers to participate in industry-wide or material-specific supply chain mapping initiatives.
In addition, and consistent with our efforts as described in the Conflict Minerals report for the period ended December 31, 2021 (the “2021 Report”), in 2022, we continued to undertake the following efforts to further improve due diligence and supplier engagement:

•We continued our online employee training programs. These programs addressed various procurement activities, including the sourcing of minerals, compliance with our Conflict Minerals Policy and the underlying SEC regulations.
•Our employees continued to engage with our Direct Suppliers on our Policy and our Responsible Sourcing Principles, our commitment to responsible sourcing, compliance expectations and information requirements. These communications focused on ensuring that our Direct Suppliers understand the regulations and reporting requirements pertaining to the sourcing of Conflict Minerals in their respective supply chains. In addition, our communications also encouraged our Direct Suppliers to participate in trainings provided by RMI with regards to Conflict Minerals sourcing, review their supply chain due diligence processes related to Conflict Minerals sourcing in terms of accuracy and timeliness of responses, and continue to improve compliance.

As a result of these efforts, in 2022, we continued to see satisfactory levels of both timeliness and completeness of the information submitted to us by our Direct Suppliers. In addition, in 2022:

•We continued to deploy the RBA due diligence process to manage our supply chain – this program includes self-assessment questionnaires and a validated assurance program (that includes on-site audits) to monitor the sourcing of conflict minerals from our Direct Suppliers;

•We conducted conflict minerals orientation seminars to two of the three new Direct Suppliers, with the third Direct Supplier expected to complete their orientation later in 2023, and we held monthly meetings with all our Direct Suppliers to discuss the requirements;
•We used our supplier due diligence program to assess our Direct Suppliers’ compliance with our Responsible Sourcing Principles, which also cover the responsible sourcing of the 3TGs;
•We communicated to our Direct Suppliers our expectation that they use SORs certified as compliant with the Responsible Minerals Assurance Process (“Compliant SORs”)5 for the manufacture of the Covered Products, and have held online conferences with our Direct Suppliers to reinforce this expectation. Please see “Section C” below for additional information;
•We continued to mandate conflict minerals due diligence based on the OECD Guidance and training as a prerequisite to engagement with any new direct suppliers of electronics; and
•We continued to support our due diligence efforts with appropriate record retention practices;

Grievance Mechanism
We have a grievance mechanism that allows our employees to report any suspected violation of PMI´s principles and practices to the senior management or the Ethics & Compliance Department. Reports can be made through face-to-face discussions or via email if the employee prefers to remain anonymous. We maintain both a dedicated email address: PMI.EthicsandCompliance@pmi.com, and an independently operated and confidential Compliance Helpline, that operates a phone line and a webline. Concerns can also be reported by our employees confidentially or anonymously. Any such reports related to Conflict Minerals are to be forwarded to the Conflict Minerals Team that will review them and help design appropriate response measures. In addition, we encourage our suppliers to establish their own grievance mechanisms.

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5 RMI defines an SOR as Active if it participates in the Responsible Minerals Assurance Process (“RMAP”) and has committed to undergo an audit with RMI or a cross-recognized certification entity. Upon successful completion of the audit, such SORs are then designated as RMAP-Compliant SORs.

2. Identify and Assess Risk in the Supply Chain
We reviewed the answers to the CMRT received from our Direct Suppliers and assessed their completeness, clarity and consistency. We worked with our Direct Suppliers to understand their due diligence process, ensuring their understanding of our Conflict Minerals policy and requirements, as well as obtaining a list of SORs in their respective supply chains for the Covered Products.
Our Direct Suppliers confirmed that some of the SORs in their supply chain may source 3TGs from the Covered Countries and that the 3TGs may not be from recycled or scrap sources. As part of our risk assessment, we checked whether these SORs were Compliant SORs by comparing the facilities identified by our Direct Suppliers against the list provided by the RMI and its Responsible Minerals Assurance Process (“RMAP”), as well as the list provided by the London Bullion Market Association (“LBMA”). We also followed up with additional information requests to obtain the necessary details to better assess the reliability of the responses and the risks in our supply chain in instances where the responses received were not clear or where the SORs were not certified as RMAP- compliant.
Please also see Section B.1 for the discussion of our efforts in 2022 to help identify and assess risk in our supply chain related to 3TG sourcing.

3. Design and Implement a Strategy to Respond to Risks in the Supply Chain
We designed a strategy to respond to risks related to Conflict Minerals in our supply chain. When the members of the Conflict Minerals Team become aware that the due diligence of our direct or indirect suppliers needs improvement, it provides feedback, asks clarifying questions and demands corrective actions where necessary. The members of the Conflict Minerals Team have, and will continue to provide information and training to our Direct Suppliers, and will determine appropriate follow-up actions, if any, to mitigate any identified risks. Follow-up actions may include, but are not limited to, finding alternate sources of supply or terminating existing supplier relationships, as appropriate. We have communicated to our Direct Suppliers that they should further implement, and communicate to their suppliers to implement, the due diligence standards that reflect the OECD Guidance. Steps to improve the accuracy of the due diligence process are described in Sections B.1 above and D below.

4. Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We rely on the RMI’s Responsible Minerals Assurance Process for the performance of third-party audits of SORs. To the extent possible, we review whether any 3TGs sourced from the Covered Countries are “DRC conflict-free” based on the information provided by our Direct Suppliers and the information available on the RMI’s website. We encourage our suppliers to join the RBA and the RMI. In addition, as described above, we have communicated to our Direct Suppliers our expectation that they use Compliant SORs for the manufacture of our Covered Products.

5. Report on Supply Chain Due Diligence

This Report will be filed with the SEC and will also be publicly available at http://www.pmi.com/our-views-and-standards/standards/transparency.

C. Reasonable Country of Origin Inquiry ("RCOI") and Due Diligence on the Source and Chain of Custody

We asked our Direct Suppliers to provide answers to the CMRT to ascertain whether any 3TGs contained in the Covered Products originated from Covered Countries. Based on the evaluation of our Direct Suppliers’ responses to their CMRT, we had reason to believe that some of the 3TGs in the Covered Products manufactured in 2022 may have originated in the Covered Countries and were not entirely from recycled or scrap sources.

With respect to the Covered Products, through the CMRT, based on information received from our Direct Suppliers, for 2022: (i) 100% of their suppliers provided responses to the CMRT; (ii) 3TGs contained in some Covered Products may have originated from the Covered Countries; and (iii) no 3TGs contained in the Covered Products come from recycled or scrap resources. On an aggregate basis, our Direct Suppliers have identified 345 SORs supplying 3TGs in our supply chain. Of these SORs:

•250 (72%) were confirmed to be RMAP-Compliant or RMAP-Active.6
•With respect to the remaining 95 (28%) SORs, we conducted due diligence measures to verify whether during 2022, they sourced 3TGs that directly or indirectly financed or benefited armed groups in any Covered Country. We have also asked the relevant Direct Suppliers to take additional steps to identify the country or mine of origin of the 3TGs sourced from these SORs. However, even after additional efforts, these Direct Suppliers indicated that they were unable to provide this information. Additionally, we reached out to selected SORs directly and requested them to join the RMI program. Despite these efforts, as of the reporting date we cannot confirm (i) all of the facilities used to process 3TGs contained in the Covered Products manufactured and sold in 2022, or (ii) the country of origin for all 3TGs in our Covered Products.
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6 RMI defines an SOR as Active if it participates in the Responsible Minerals Assurance Process and has committed to undergo an audit with RMI or a cross-recognized certification entity. Upon successful completion of such audit, such SORs would become Compliant SORs.

D. Steps to Further Improve Due Diligence

As part of PMI’s RMI membership, in 2022 we have been actively participating in RMI projects and initiatives. In addition, we plan to concentrate on the following steps in the future:

•As part of our Responsible Sourcing Principles framework, continue to engage with our Direct Suppliers to further clarify our expectation related to responsible sourcing of conflict minerals/3TGs for our products from Compliant SORs;
•Encourage our Direct Suppliers to further strengthen due diligence and training efforts consistent with the OECD Guidance, thereby improving the quality and completeness of supply chain information available to us;
•Encourage our Direct Suppliers to continue to enforce their respective Conflict Minerals policies;
•Continue to communicate and provide training on our Policy, grievance mechanism requirements, compliance expectations and information to our present Direct Suppliers and future direct suppliers;
• Continue implementing RBA tools into our due diligence program to assist in our determination of our Direct Suppliers' compliance with our RSP;
•Continue training our employees responsible for the procurement of electronics and those in related supporting roles, including through programs made available by RMI;
•Continue to enhance our data assurance process with our Direct Suppliers;
•Encourage our Direct Suppliers to receive training and other information on Conflict Minerals made available by RMI or RBA;
•Collaborate with Direct Suppliers and other value chain partners to strengthen our Due Diligence and source minerals responsibly;
•Pilot a new approach of intermediary revisions of performance of our value chain with two Direct Suppliers and evaluate learnings for an extended roll-out; and
•Continue strengthening our Conflict Minerals due diligence by conducting gap assessments against OECD Due Diligence Guidance and identifying proactive and additional opportunities for improvement.

E. Independent Private Sector Audit

An independent private sector audit is not required for this Report.

Forward-Looking and Cautionary Statements

This Conflict Minerals Report contains projections of future results and goals and other forward-looking statements, including statements regarding business and operational plans and strategies. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. In the event that risks or uncertainties materialize, or underlying assumptions prove inaccurate, actual results could vary materially from those contained in such forward-looking statements. Pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, PMI is identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by PMI.

PMI’s business risks include: excise tax increases and discriminatory tax structures; increasing marketing and regulatory restrictions that could reduce our competitiveness, eliminate our ability to communicate with adult consumers, or ban certain of our products in certain markets or countries; health concerns relating to the use of tobacco and other nicotine-containing products and exposure to environmental tobacco smoke; litigation related to tobacco use and intellectual property; intense competition; the effects of global and individual country economic, regulatory and political developments, natural disasters and conflicts; the impact and consequences of Russia’s invasion of Ukraine; changes in adult smoker behavior; the impact of COVID-19 on PMI’s business; lost revenues as a result of counterfeiting, contraband and cross-border purchases; governmental investigations; unfavorable currency exchange rates and currency devaluations, and limitations on the ability to repatriate funds; adverse changes in applicable corporate tax laws; adverse changes in the cost, availability, and quality of tobacco and other agricultural products and raw materials, as well as components and materials for our electronic devices; and the integrity of its information systems and effectiveness of its data privacy policies. PMI’s future profitability may also be adversely affected should it be unsuccessful in its attempts to produce and commercialize reduced-risk products or if regulation or taxation do not differentiate between such products and cigarettes; if it is unable to successfully introduce new products, promote brand equity, enter new markets or improve its margins through increased prices and productivity gains; if it is unable to expand its brand portfolio internally or through acquisitions and the development of strategic business relationships; if it is unable to attract and retain the best global talent, including women or diverse candidates; or if it is unable to successfully integrate and realize the expected benefits from recent transactions and acquisitions. Future results are also subject to the lower predictability of our reduced-risk product category’s performance.

PMI is further subject to other risks detailed from time to time in its publicly filed documents, including PMI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023. PMI cautions that the foregoing list of important factors is not a complete discussion of all potential risks and uncertainties. PMI does not undertake to update any forward-looking statement that it may make from time to time, except in the normal course of its public disclosure obligations.

Appendix A

Conflict Minerals Policy

The SEC requires our company to disclose if our products contain certain minerals (gold, tin, tungsten, and tantalum, which are referred to as “conflict minerals”) that:

•Originate in one of the Covered Countries; and
•Contribute to the financing of armed groups that are committing human rights abuses.

PMI’s policy and due diligence process on conflict minerals prescribes that PMI:

1.Not to knowingly procure conflict minerals that originate from a Covered Country; and
2.Demand that our direct suppliers undertake reasonable due diligence in their respective supply chains to assure the same unless those minerals are determined to be compliant by the Responsible Minerals Assurance Process.